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Exhibit (a)(1)(E)

Offer to Purchase for Cash
Up to $15,000,000 in Value of Shares of its Common Stock
at a Purchase Price Not Greater Than $7.75 Nor Less Than $7.25 Per Share

November 18, 2010

Dear Shareholder:

        Tree.com, Inc. ("Tree," "we" or "us") is offering to purchase for cash up to $15,000,000 in value of shares of its common stock from its existing shareholders, subject to the terms set forth in the enclosed Offer to Purchase dated November 18, 2010 and the related Letter of Transmittal (together, as they may be amended from time to time, the "Offer"). The price paid by Tree will not be greater that $7.75 nor less than $7.25 per share. Tree is conducting the Offer through a procedure commonly referred to as a modified "Dutch auction." This procedure allows you to select the price or prices within the $7.25 to $7.75 price range (in increments of $.10) at which you are willing to sell some or all of your shares to Tree. The actual purchase price will be determined by Tree in accordance with the terms of the Offer. As an alternative to selecting a specific price and to maximize the chance that your shares will be purchased in the Offer, you may indicate that you are willing to sell your shares at whatever price within the specified range is determined by Tree, in which case your shares will be deemed to be tendered at the minimum price of $7.25 per share

        All shares we purchase in the Offer will be purchased at the same price, even if you have selected a lower price. You may tender all or only a portion of your shares, and all shares purchased by Tree pursuant to the Offer will receive the same purchase price per share. Due to the "odd lot" priority and proration provisions described in the Offer to Purchase, we may not purchase all of the shares tendered at or below the purchase price determined by Tree if, based on the purchase price Tree determines, more than $15,000,000 in value of shares are properly tendered and not properly withdrawn prior to the Expiration Date (as defined below).

        The terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

        Our Board of Directors has approved the making of the Offer. However, none of Tree, our Board of Directors, or the Information Agent described below is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares pursuant to the Offer. You should make your own decision based on your views as to the value of Tree's shares and Tree's prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

        THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 17, 2010, UNLESS EXTENDED OR TERMINATED BY US (THE "EXPIRATION DATE").

        If you have any questions regarding the Offer or need assistance in tendering your shares, you may contact D.F. King & Co., Inc., the Information Agent for the Offer, at (800) 967-4612. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may also be directed to the Information Agent.

Sincerely,

Doug Lebda
Chairman and Chief Executive Officer

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  Exhibit (a)(1)(E)